UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                      Integrated Information Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45817B301
                                 (CUSIP Number)

                              James G. Garvey, Jr.
                              1480 S. Hohokam Drive
                                 Tempe, AZ 85281
                                  480-317-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 2003

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13 D
Page 2

CUSIP No. 458-17B301
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

          James G. Garvey, Jr
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [   ]
     (b) [xxx]
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3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.A
--------------------------------------------------------------------------------
                 7.     Sole Voting Power

                        2,126,288
                        --------------------------------------------------------
   Number of     8.     Shared Voting Power
     Shares
  Beneficially          -0-
   Owned by             --------------------------------------------------------
     Each        9.     Sole Dispositive Power
   Reporting
    Person              2,126,288
     With               --------------------------------------------------------
                10.     Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,126,288

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     61%

14.  Type of Reporting Person (See Instructions)

     IN

ITEM 1.  SECURITY AND ISSUER

     Common Stock of Integrated Information Systems, Inc. The address of the principal executive offices of the Issuer is 1480 S. Hohokam Drive, Tempe, AZ 85281.

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Schedule 13 D
Page 3

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name:

         James G. Garvey, Jr.

     (b) Residence or business address:
         1480 S. Hohokam Drive
         Tempe, AZ 85281

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Chairman, Chief Executive Officer and President of
         Integrated Information Systems, Inc.
         1480 S. Hohokam Drive
         Tempe, AZ  85281

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

         No.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

         No.

     (f) Citizenship.

         United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal funds in the amount of $200,000.00

ITEM 4.  PURPOSE OF TRANSACTION

     On February 26, 2003, Integrated Information Systems, Inc. (the "Issuer") sold 20,000 shares of its Series A 8% Convertible Preferred Stock at $10.00 per share to James G. Garvey, Jr., its Chairman of the Board of Directors, Chief Executive Officer and President (the "Reporting Person"). Each share of Series A 8% Convertible Preferred

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Schedule 13 D
Page 4

Stock is convertible into shares of Common Stock at an initial conversion price of $2.50 per share of Common Stock such that each share of Series A 8% Convertible Preferred is initially convertible into 4 shares of Common Stock. Conversion, at this time, would increase the Reporting Person's holdings of Common Stock by 80,000 shares. However, without obtaining necessary approval of the Issuer's stockholders at a meeting, in no event may the holders of Series A 8% Convertible Preferred Stock convert their shares into an amount of shares of Common Stock that exceeds 19.99% of the number of shares of Common Stock outstanding. The shares of Series A 8% Convertible Preferred Stock are redeemable by the Issuer, at its option, at an increasing multiple of the initial conversion price over time. The shares were issued in a private placement transaction pursuant to Section 4(2) and Regulation D under the Securities Act of 1933, as amended.

     This amendment is being filed to: (1) reflect the purchase of 20,000 shares of the Series A 8% Convertible Preferred Stock; (2) to reflect the new CUSIP number for the Common Stock of Issuer following a 1-for-5 reverse stock split on December 30, 2002; and (3) to report the number of shares beneficially owned by the Reporting Person giving effect to the reverse split.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) 2,126,288 shares, constituting 61% of the Issuer's outstanding Common Stock.

     (b) The reporting person holds the sole power to vote and the sole power to dispose of 2,126,288 shares.

     (c) see ITEM 4 above.

     (d) N/A

     (e) N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

     A Certificate of Designation was filed with the State of Delaware setting forth appropriate resolutions creating the Series A 8% Convertible Preferred Stock from the 5,000,000 preferred shares previously authorized by the Certificate of Incorporation of the Corporation, as amended and restated, filed in the office of the Secretary of State of Delaware on November 15, 1999. These resolutions fixed the number of shares, the designations, preferences, and rights as well as the qualifications, limitations and restrictions thereof.

     A total of 200,000 shares of the Corporation's Preferred Stock was designated as "Series A 8% Convertible Preferred Stock", such stock to be issued from time to time pursuant to a Securities Purchase Agreement between the Corporation and the purchasers named therein (the "Securities Purchase Agreement").

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Schedule 13 D
Page 5

Shares of the Preferred Stock are convertible into shares of the $0.001 par value common stock of IIS on the terms and conditions set forth in the Securities Purchase Agreement. Purchasers have piggyback registration rights in these Conversion Shares as set forth in the Registration Rights Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Certificate of Designation of Series A 8% Convertible Preferred Stock of Integrated Information Systems, Inc. incorporated by reference to the Issuer's Current Report on Form 8-K filed on February 28, 2003, see Exhibit (3.1).

     Series A 8% Convertible Preferred Stock Purchase Agreement dated February 26, 2003 between Integrated Information Systems, Inc. and the Purchasers Named Therein incorporated by reference to the Issuer's Current Report on Form 8-K filed on February 28, 2003, see Exhibit (10.1)

     Registration Rights Agreement dated February 26, 2003 between Integrated Information Systems, Inc. and the Purchasers Named Therein incorporated by reference to the Issuer's Current Report on Form 8-K filed on February 28, 2003, see Exhibit (10.2).

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: March 14, 2003

                             /s/ James G. Garvey, Jr.
                           ----------------------------
                            Name James G. Garvey, Jr.